FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Genoil Inc.

(Translation of registrant’s name into English)

510, 703 — 6 Ave. S.W., Calgary, Alberta, Canada T2P 3P4
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No: ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genoil Inc. Registrant
Dated: May 4, 2006	By:	/s/ David K. Lifschultz
Title: Chief Executive Officer

GENOIL INC.
NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of GENOIL INC. (the “Corporation”) will be held on May 31, 2006 at 9:00 a.m. (Calgary time), in room 103 of the Telus Convention Center, 120 – 9th Avenue S.E., Calgary, Alberta, T2P 0G3 for the following purposes:
1.	to elect Directors for the ensuing year;

2.	to appoint auditors and to authorize the Directors to fix their remuneration as such;

3.	to receive and consider the financial statements of the Corporation for the year ended December 31, 2005 and the auditors’ report thereon;

4.	to approve amendments to the Corporation’s Articles of Incorporation;

5.	to adopt new By-Laws for the Corporation;

6.	to approve amendments to the Stock Option Plan of the Corporation; and

7.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.
The details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice.
Shareholders of the Corporation who are unable to attend the Meeting in person are requested to complete, sign and date the enclosed Form of Proxy and to mail it to, or deposit it with, legal counsel to the Corporation, c/o Computershare Trust Company of Canada, 530 — 8th Avenue S.W., Calgary, Alberta T2P 3S8, Fax: 1-866-249-7775 or 1-416-263-9524. In order to be valid and acted upon at the Meeting, the Form of Proxy must be received at the aforesaid address not less than 48 hours (excluding Saturdays and holidays) before the time set for the holding of the Meeting or any adjournment thereof.
The record date for the Meeting is April 26, 2006. Only shareholders of the Corporation of record as at that date are entitled to receive notice of and to vote at the Meeting unless after that date any such shareholder transfers his shares and the transferee requests, not later than 10 days before the Meeting, in accordance with the provisions of the Canada Business Corporations Act, that the transferee’s name be included on the list of shareholders entitled to vote.
DATED at Calgary, Alberta, this 2nd day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) David K. Lifschultz

David K. Lifschultz
Chairman and Chief Executive Officer

GENOIL INC.
INFORMATION CIRCULAR
for the Annual and Special Meeting of Shareholders
to be held on May 31, 2006
SOLICITATION OF PROXIES
This information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the board of directors of GENOIL INC. (“Genoil” or the “Corporation”) to be used at the Annual and Special Meeting of the shareholders of the Corporation (the “Meeting”) to be held on May 31, 2006 at 9:00 a.m. (Calgary time) in room 103 of the Telus Convention Center, 120 – 9th Avenue S.E., Calgary, Alberta, T2P 0G3 and at any adjournment thereof for the purposes set forth in the Notice of Meeting.
Solicitation of proxies will be primarily by mail, but may also be by telephone, facsimile, telegraph or oral communication by the Directors, Officers and employees of the Corporation, at no additional compensation. The cost of the solicitation of proxies will be borne by the Corporation.
APPOINTMENT AND REVOCATION OF PROXIES
The persons named in the enclosed form of proxy (the “Instrument of Proxy”) are officers or directors of the Corporation. A shareholder desiring to appoint some other person, who need not be a shareholder, to attend and act for such shareholder at the Meeting or any adjournment thereof may do so either by inserting such person’s name and city of residence in the blank spaces provided in the form of proxy or by completing another proper form of proxy. In either case, the proxy must be deposited with the Computershare Trust Company of Canada, 9th Floor, 100 University Ave., Toronto, Ontario, M5J 2Y1, Fax: 1-866-249-7775 or 1-416-263-9524 not less than 48 hours (excluding Saturdays and holidays) before the time for the holding of the Meeting or any adjournment thereof.
Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a shareholder giving a proxy may by an instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either: (i) with Computershare Trust Company of Canada, 9th Floor, 100 University Ave., Toronto, Ontario, M5J 2Y1, Fax: 1-866-249-7775 or 1-416-263-9524 at any time up to and including the last business day preceding the day of the meeting; or (ii) any adjournment thereof, at which the proxy is to be used, or with the Chairman of such meeting on the day of the meeting or adjournment thereof, and upon either of such deposits the proxy is revoked.
EXERCISE OF DISCRETION BY PROXIES
The persons named in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them on any ballot that may be called for at the Meeting. In the absence of such direction, such shares will be voted in favour of: (i) the election of the persons named in this Information Circular to be nominated as directors; (ii) the appointment of BDO Dunwoody LLP, Chartered Accountants as the auditors for the Corporation and authorizing the directors to fix the remuneration of the auditors; (iii) the amendment of the Corporation’s Articles of Incorporation as described herein; (iv) the adoption of new By-Laws of the Corporation as described herein; (v) the amendments to the Stock Option Plan as described herein; and (vi) in respect of any other business raised at the meeting, as such persons consider appropriate.
The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the meeting or any adjournments thereof. As of the date hereof, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting and this Information Circular.

Voting of Common Shares — Advice to Beneficial Holders of Common Shares
The information set forth in this section is important to the non-registered shareholders of the Corporation. Only registered holders of common shares of the Corporation, or the person a registered holder appoints as proxyholder, are entitled to attend and vote at the Meeting. However, in many cases, common shares of the Corporation beneficially owned by a holder (a “Non-Registered Holder”) are registered either:
a)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or
b)	in the name of a depository (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.
In accordance with the requirements of National Instrument 54-101, the Corporation will distribute copies of this Information Circular and the enclosed Instrument of Proxy (collectively, the "meeting materials”) to the depository and Intermediaries, to be forwarded to Non-Registered Holders. At the Meeting the Corporation will place before the Corporation’s Shareholders the audited financial statements of the Corporation for the year ended December 31, 2005.
Non-Registered Holders will receive either a voting instruction form or, less frequently, a form of proxy when materials are forwarded to them by an Intermediary. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own, notwithstanding the fact they may not be the registered owner of the relevant shares. Non-Registered Holders should follow the procedures set out below, depending on the type of form they receive.
a)	Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If a Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Holder’s behalf), the voting instruction form should be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the form by telephone or through the Internet. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided.
b)	Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise not completed. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Holder should complete the form of proxy and deposit it with the Corporation c/o Computershare Trust Company of Canada, Attention: Proxy Department 9th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1, Fax: 1-866-249-7775 or 1-416-263-9524. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Holder must strike out the names of the persons on the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.
The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (“ADP”). ADP typically applies a special sticker to the form of proxy, mails those forms to the Non-Registered Holder and asks Non-Registered Holders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A NON-REGISTERED HOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CAN NOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING – THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE SUCH COMMON SHARES VOTED. All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.
In addition, there are two kinds of Non-Registered Holders – those who object to their names being made known to the issuers of securities which they own, called Objecting Beneficial Owners (“OBOs”), and those who do not object to the issuers of the securities they own knowing who they are, called Non-Objecting Beneficial Owners (“NOBOs”). Up until September 2002, Issuers (including the Directors and Officers of the Corporation) had no knowledge of the identity of any of their beneficial securities owners including NOBOs. However, subject to the provision of National

Instrument 54-101, Communication with Beneficial Owners of Securities of Reporting Issuers, after September 1, 2002 issuers could request and obtain a list of their NOBOs from intermediaries via their transfer agents. Prior to September 1, 2004 issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the Company except for the distribution of proxy-related materials directly to NOBOs. This was stage one of the implementation of the Instrument. Effective for shareholder meetings taking place on or after September 1, 2004 issuers have been able to obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs. This is stage two of the implementation of the Instrument.
This year, the Corporation has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our transfer agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc. as the case might be) “Computershare”. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.
These securityholder materials are being sent to both registered and non-registered owners of the Corporation’s securities. If you are a Non-Registered Holder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.
Non-Registered Holders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
Amongst other matters to be addressed at the Meeting, shareholders will be asked to approve an amendment to the Corporation’s Stock Option Plan (the “Option Plan”) to allow for the issuance of a greater number of stock options. The directors and officers of the Corporation are entitled to participate under the Option Plan and are entitled to receive options granted under the Option Plan as and when determined by the Corporation’s board of directors. For further information regarding the Option Plan and options granted thereunder see the sections of this Information Circular titled “Executive Compensation”.
VOTING SHARES
As of April 28, 2006, 209,890,395 common shares without nominal or par value of the Corporation (“Common Shares”) are issued and outstanding, each such share carrying the right to one vote on any ballot at the Meeting. As of the date hereof, the only shares of the Corporation carrying the right to vote are Common Shares.
The Corporation has established April 26, 2006 as the record date for shareholders entitled to receive the Notice of Meeting and the number of Common Shares held by each shareholder. A holder of Common Shares on such date is entitled to receive notice of and to vote at the Meeting, except to the extent that after that date such shareholder transfers his shares and the transferee requests, not later than 10 days before the Meeting and in accordance with the provisions of the Canada Business Corporations Act, that the transferee’s name be included in the list of shareholders, in which case the transferee is entitled to vote such shares at the meeting.
PRINCIPAL SHAREHOLDERS
To the knowledge of the directors and senior officers of the Corporation, as of the date hereof, no person or Corporation beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to all of the Corporation’s outstanding Common Shares except for the following:

Name and Municipality of			Percentage of Common Shares
Residence	Number of Common Shares Held		Held
David K. Lifschultz,	33,740,900	(1)	16.1%
New York, New York
Note:

(1)	Mr. Lifschultz exercises control or direction over an additional 6,703,767 Common Shares of the Corporation, as a trustee and through corporations which he controls and additionally holds stock options exercisable for 12,000,000 common shares.
Additionally, as at April 25, 2006, CDS & Co. was the registered owner of 113,741,447 Common Shares, which represents approximately 54.2% of the issued and outstanding Common Shares and CEDE & Co. was the registered owner of 47,807,127 Common Shares, representing 22.5% of the Common Shares. The directors and officers of the Corporation understand that CDS & Co. and CEDE & Co. are nominees and not beneficial owners of Common Shares.
ELECTION OF DIRECTORS
The by-laws of the Corporation provide that up to nine directors may be elected at the meeting to hold office until the next Annual General Meeting or until their successors are elected or appointed. There are presently five directors of the Corporation.
The persons named below have been proposed for election as directors of the Corporation and it is the intention of the persons named in the enclosed form of proxy, if named as proxy, to nominate and vote for the election of these persons as directors, unless a shareholder has specified in his proxy that his shares are to be withheld from voting for the election of directors. Management does not contemplate that any of the proposed nominees will be unable to serve as directors. If any of the proposed nominees do not stand for election or are unable to serve, proxies will not be voted for any other nominee. Each director elected will hold office until the next annual meeting of shareholders or until his successor is elected or appointed pursuant to the by-laws of the Corporation.
The following table indicates the names and municipalities of residence of the persons nominated for election as directors, the number of Common Shares beneficially owned, directly or indirectly, or over which each exercises control or direction, as at the date hereof, the offices held by each in the Corporation, the period served as director, and the principal occupation of each such person.

			Common Shares
Name and Municipality of	Offices Held and		Beneficially Owned
Residence	Time as Director	Principal Occupation	or Controlled
David Lifschultz(2) New York City, New York	Chairman, Chief Executive Officer and Director since February 25, 2002	Chief Executive Officer of the Corporation	33,740,900(2)

Brian Korney(1) Calgary, Alberta	Director since June 3, 2005	Vice President, Finance of Caspian Energy Inc., a TSX and LSE listed oil and gas exploration company, operating in Kazakhstan	16,000

Lawrence Lifschultz Stony Creek, Connecticut	Director since January 13, 2003	Fellow of Yale Center for International & Area Studies, Yale University	4,137,680

Adam Hedayat(1)(3) Calgary, Alberta	Director since March 25, 2005	Engineer, registered in Alberta and Saskatchewan, former Director of Drayton Valley Power Income Fund	248,000 (4)
Notes:

(1)	Member of the Audit Committee.

(2)	Mr. Lifschultz exercises control over an additional 6,703,767 Common Shares of the Corporation, as a trustee and through entities which he controls.

(3)	Member of Compensation Committee.

(4)	Mr. Hedayat exercises control over an additional 134,001 Common Shares of the Corporation through a company which he controls.

The information as to shares beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to the Corporation by the respective nominees.
AUDIT COMMITTEE MATTERS
Composition and Related Matters
The Corporation’s audit committee (the “Audit Committee”) currently consists of Adam Hedayat, Brian Korney and Robert B. Fields. Assuming the proposed nominees for director are elected it is anticipated that the Audit Committee is expected to consist of Adam Hedayat, Brian Korney and, on a transitional basis, David Lifschultz, all of whom are financially literate. It is anticipated that Mr. Lifschultz will be replaced as a member of the Audit Committee in the future once additional independent directors have been nominated to the Corporation’s board of directors (the “Board of Directors” or, the “Board”). The audit committee is responsible for:
(a)	assisting the directors with meeting their responsibilities with respect to financial reporting;

(b)	reviewing and reporting to the Board of Directors on all audited financial statements we prepare and enhancing the credibility and objectivity of all financial reports;

(c)	reviewing with management and with the external auditor any proposed changes in major accounting policies, in the presentation and impact of significant risks and uncertainties, and in key estimates and judgments of management that may be material to financial reporting;

(d)	questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

(e)	reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management; and

(f)	reviewing the post-audit or management letters containing the recommendations of the external auditor and management’s response, and following up any identified weaknesses.
For the purposes of MI 52-110, as defined below, Mr. Adam Hedayat and Mr. Robert B. Fields are independent, however, Messrs. Brian Korney and David Lifschultz are not, as Mr. Korney served as the Corporation’s Chief Financial Officer until July 12, 2005 and Mr. Lifschultz is the Corporation’s Chief Executive Officer.
The Corporation has adopted an audit committee charter, the text of which is attached hereto as Schedule “A”.
Audit Committee Oversight
Since the commencement of the Corporation’s most recently completed financial year, there have been no recommendations of the Audit Committee to nominate or compensate an external auditor which were not adopted by the Corporation’s Board of Directors.
Reliance on Certain Exemptions
Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of Multilateral Instrument 52-110 “Audit Committees” (“MI 52-110”) or an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions) of MI 52-110.
Pre-Approval Policies and Procedures
The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however, the Audit Committee must pre-approve all non-audit services to be provided.
Audit Fees
In 2005, the aggregate fees billed by the Corporation’s external auditors was $17,792 . In 2004, the aggregate fees billed by the Corporation’s external auditors was $28,783.

Audit Related Fees
In 2005, the aggregate fees billed by the Corporation’s external auditor reasonably related to performance of audits or review of financial statements and not reported under “Audit Fees” above was $125,000. In 2004, the aggregate fees billed by the Corporation’s external auditor reasonably related to performance of audits or review of financial statements and not reported under “Audit Fees” above was $49,930. These fees relate to financial disclosure, internal controls and general business matters.
Tax Fees
No fees have been paid to the Corporation’s external auditors over the last two years for tax advice, planning or compliance related services.
All Other Fees
No other fees have been paid to the Corporation’s external auditors over the last two years for other products and services provided by the auditors.
Exemption
Since the Corporation is a Venture Issuer (its securities are not listed or quoted on any of the Toronto Stock Exchange, an exchange registered as a “national securities exchange” under section 6 of the 1934 Act, the NASDAQ stock market or a marketplace outside of Canada and the United States of America) it is exempt from the requirements of Part 3 “Composition of the Audit Committee” and Part 5 “Reporting Obligations” of MI 52-110.
EXECUTIVE COMPENSATION
The Corporation has two “Named Executive Officers”, as defined in Form 51-102F6 to National Instrument 51-102, Continuous Disclosure Obligations, (“Named Executive Officers”) being the Chief Executive Officer and Chief Financial Officer. The aggregate cash compensation earned by the Corporation’s Named Executive Officers for services rendered during the fiscal year ended December 31, 2005 was $46,729.
The aggregate value of all other compensation, including personal benefits, paid to the executive officers during the fiscal year ended December 31, 2005 does not exceed 1.0% of the aggregate cash compensation paid to such executives. A summary of such compensations paid to the executive officers in 2005 is outlined below:

					Long-Term Compensation
					Awards	Payouts
						Shares or
						Units
		Annual Compensation			Securities Under	Subject to
				Other Annual	Options/SARs	Resale	LTIP	All Other
Name and		Salary	Bonus	Compensation	Granted	Restrictions	Payouts	Compensation
Principal Position	Year	($)	($)	($)	(#)	($)	($)	($)
David Lifschultz	2005	—	—	—	1,800,000 (1)	—	—	—
Chairman and	2004	140,625	—	—	2,700,000	—	—	—
CEO	2003	—	—	—	4,400,000	—	—	—

Kirk Morgan(2)	2005	37,500	—	—	—	—	—	—
Chief Financial	2004	—	—	—	—	—	—	—
Officer	2003	—	—	—	—	—	—	—

Brian Korney(3)	2005	9,229	—	—	250,000 (4)	—	—	—
Former Chief	2004	24,000	—	—	300,000	—	—	—
Financial Officer	2003	—	—	—	300,000	—	—	—
Notes:

(1)	Includes 100,000 options granted to Mr. Lifschultz in his capacity as a director for services rendered up to the date of the Corporation’s 2005 annual meeting.

(2)	Mr. Morgan has served as the Corporation’s Chief Financial Officer, on a part time basis, since July 12, 2005.

(3)	Mr. Korney served as the Corporation’s Chief Financial Officer, on a part time basis, until July 12, 2005.

(4)	Granted in his capacity as a director of the Corporation

Employment Agreements
In 2004, the Corporation entered into an employment agreement with David K. Lifschultz, the Corporation’s Chairman and Chief Executive Officer. This employment agreement provided for a gross annual base salary of $187,500, payable in cash or through the issuance of common shares of the Corporation at the discretion of the Corporation’s board of directors. The agreement also provides that in the event of termination without cause Mr. Lifschultz shall be entitled to receive one and one-half times the aggregate value of his annual compensation under the agreement. In lieu of cash compensation otherwise payable in 2005 under this agreement, and in order to conserve Genoil’s working capital position, David Lifschultz agreed in 2005 to receive and was granted 1.7 million options as his total compensation for serving as Chief Executive Officer during the 2005 fiscal year.
The Corporation has additionally entered into an employment contract with James Runyan, the Corporation’s Senior Vice President, Engineering and Operations. While Mr. Runyan was not a Named Executive Officer in 2005, pursuant to the terms of Mr. Runyan’s contract, Mr. Runyan is entitled to annual compensation of US$130,000. Additionally, on entering into this employment agreement Mr. Runyan was granted 1,000,000 stock options pursuant to the Corporation’s Option Plan, as defined below, which options vest in equal installments over the first four years of Mr. Runyan’s employment.
Option Grants
The Corporation has a stock option plan, pursuant to which options may be granted to officers, directors, employees and consultants of the Corporation or its affiliates. The maximum number of shares that may be issued upon the exercise of options granted under the Option Plan is 37,600,000 shares representing approximately 17.9% of the total number of outstanding common shares of the Corporation (prior to giving effect to the proposed amendment described herein). Under the Option Plan, except as otherwise permissible pursuant to the rules of the TSX Venture Exchange, no one optionee may be granted options to purchase more than 5% of the number of issued and outstanding common shares as at the date of grant in any one year and Insiders may not be granted options to purchase more than 10% of the number of issued and outstanding common shares at the date of grant in any one year. The individuals to whom options are granted, number of options granted, vesting, exercise price (which may be no less than the market price at date of grant) and exercise period (which may not exceed ten years), are at the discretion of the Board of Directors, subject to compliance with any applicable regulatory requirements. Options granted under the Option Plan are not transferable.
Under the Option Plan, the options held by an employee, officer or director will expire if not exercised by the earlier of: (i) the end of the option period or (ii) subject to any express resolution passed by the Board with respect to the option, immediately after the participant ceases to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries by virtue of resignation or termination. The entitlement of a consultant to options, including the timing for the termination thereof, is governed by the terms of the individual consulting agreements entered into between the Corporation, or its subsidiary, and the consultant, but may not exceed 90 days after termination of the contract.
In the event of the death of the participant, any option previously granted shall be exercisable until the end of the option period or until the expiration of six months after the date of death, whichever is earlier, and may be exercised by the legal representative(s) of the estate of the optionee, to the extent that the optionee was entitled to exercise such option at the date of death.
The Board may at any time amend or revise the terms of the Option Plan, subject to regulatory approval provided that no such amendment or revision shall, without the consent of the holder, alter the terms of any option previously granted under the Option Plan and no such amendment shall: increase the maximum number of shares that may be optioned under the Option Plan; change the manner of determining the minimum option price; or reduce the option price for options granted to insiders without the consent of the shareholders.
The purpose of the Option Plan is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation and its subsidiaries to acquire shares, thereby increasing their proprietary interests in the Corporation, aligning their interests with the interests of the Corporation’s shareholders generally, encouraging them to remain associated with the Corporation, and furnishing them with an additional incentive in their efforts on behalf of the Corporation.
Shares issued upon the exercise of options are not currently rolled back into the Option Plan such that they again become available for issuance upon the exercise of options. However, shares previously issuable upon the exercise of options that have expired or been cancelled are rolled back into the Option Plan and remain reserved for issuance upon the exercise of options granted thereunder. As at the date of this Information Circular, there were 33,944,334 options outstanding (representing approximately 16.2% of the total number of outstanding common shares of the Corporation) and a total of 3,656,666 additional shares reserved for issuance under the Option Plan (representing approximately 1.7% of the total number of outstanding common shares of the Corporation).
Options to purchase 8,250,000 Common Shares at an average exercise price of $0.35 per share, expiring from December 31, 2009 through September 9, 2010, were granted during the Corporation’s 2005 fiscal year. The exercise price of these options ranges from $0.30 to $0.35 per share, on options which expire up to 2010. A summary of the options issued to the Corporation’s Named Executive Officers in 2005 is outlined below:

Market Value of
	Securities,			Securities
	Under	Per cent of Total		Underlying
	Options/SAR’s	Options/SAR’s	Exercise or	Options/SARs on
	Granted	Granted in	Base Price	the Date of Grant
Name	(#)	Financial Year	($/Security)	($/Security)	Expiration Date

David Lifschultz Chairman and Chief Executive Officer	1,800,000 (1)	22%	$0.35	$0.35	December 31, 2009

Kirk Morgan Chief Financial Officer	—	—%	—	—	—

Brian Korney Former Chief Financial Officer	250,000 (2)	3%	$0.35	$0.35	December 31, 2009
Notes:

(1)	Including 100,000 options granted to Mr. Lifschultz in his capacity as a director for services rendered up to the date of the Corporation’s 2005 annual meeting.

(2)	Granted to Mr. Korney in 2005 in his capacity as a director of the Corporation
Aggregated Options Exercised During 2005 and Year-end Option Values
200,000 options were exercised by the current executive officers of the Corporation during 2005. The following table sets forth the options exercised and aggregate value of unexercised options as at December 31, 2005 for all Named Executive Officers of the Corporation:

Value of Unexercised
			Unexercised Options	in-the-money Options
	Securities		at FY-End	at FY-End
	Acquired on	Aggregate Value	(#)	($)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable

David Lifschultz, Chairman and Chief Executive Officer	—	—	9,500,000/Nil	2,707,000/Nil

Kirk Morgan, Chief Financial Officer	—	—	—	—

Brian Korney, Former Chief Financial Officer	200,000	84,900	450,000/Nil	350,000/100,000
Other Compensation Matters
There were no long-term incentive awards made to the Named Executive Officers during the fiscal year ended December 31, 2005. There are no pension plan benefits in place for the Named Executive Officers and neither the Named Executive Officers nor any director of the Corporation is indebted to the Corporation.
As at the effective date of this Information Circular 33,944,334 options had been previously issued under the Option Plan which had not been terminated or cancelled. Of these, 22,454,334 options remain outstanding which have not been previously exercised and a maximum of 37,600,000 options may be authorized for issuance under the Corporation’s Option Plan.

Number of securities
remaining available for
	Number of securities to be	Weighted-Average	future issuance under equity
	issued upon exercise of	exercise price of	compensation plans
	outstanding options, warrants	outstanding options	(excluding securities reflected
	and rights	warrants and rights	in column (a)
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by securityholders	22,454,334	$0.268	3,655,666

Equity compensation plans not approved by securityholders	—	—	—

Total	22,454,334	$0.268	3,655,666
COMPENSATION OF DIRECTORS
The Corporation primarily compensates its outside directors through the issuance of stock options. Following the Corporation’s 2005 annual meeting the Board of Directors determined that as the Corporation’s Chairman and Chief Executive Officer, David Lifschultz would not receive separate compensation for serving as a director of the Corporation. The following table outlines the total compensation granted to directors during 2005:

	Options Granted in respect		Exercise or Base Price		Meeting Fees
Name	of duties as director		($/Security)	Expiration date	(aggregate)

David Lifschultz	100,000	(1)	$0.33	February 4, 2010	—

Lawrence Lifschultz(2)	100,000	(1)	$0.33	February 4, 2010	—
	250,000	(3)	$0.35	December 31, 2009	—

Brian Korney	250,000	(3)	$0.35	December 31, 2009	—

Adam Hedayat	250,000	(3)	$0.35	December 31, 2009	—

Robert B. Fields	250,000	(3)	$0.35	December 31, 2009	—
Notes:

(1)	Granted to Directors for the 2005 period prior to the 2005 annual meeting of the Corporation.

(2)	Lawrence Lifschultz was granted an additional 500,000 stock options, exercisable at $0.33 per share and expiring February 3, 2010 for activities performed at the request of and on behalf of the Corporation outside of his role as a director of the Corporation.

(3)	Granted to Directors for the 2005 period following the 2005 annual meeting of the Corporation.
CORPORATE GOVERNANCE MATTERS
On June 30, 2005, National Policy 58-201, Corporate Governance Guidelines (the “Guidelines”), and National Instrument 58-101, Disclosure of Corporate Governance Practices (“NI 58-101”), came into force. The Guidelines set out a number of corporate governance “best practices” while NI 58-101 requires reporting issuers to describe certain aspects of their corporate governance practices in relation to the Guidelines in their information circulars.
The Corporation’s corporate governance policies take into account characteristics specific to an early stage oil and gas technology company. The board of directors of the Corporation has undertaken a recent review of the Corporation’s current corporate governance practices and procedures and has evaluated the effectiveness of such procedures as they relate to the Corporation and its current stage of development. Disclosure respecting the Corporation’s governance policies adopted as a result of this recent review and the Corporation’s general approach to corporate governance, with reference to the Guidelines, are outlined below.

Board of Directors
The Corporation’s current board of directors consists of Messrs. David Lifschultz, Lawrence Lifschultz, Brian Korney, Robert B. Fields and Adam Hedayat. Of the current Board, Messrs. Fields, Hedayat and Korney are independent for purposes of NI 58-101. Mr. David Lifschultz is not independent as he is the Chairman and Chief Executive Officer (“CEO”) of the Corporation. Mr. Lawrence Lifschultz is not considered to be independent as he is related to David Lifschultz, the Corporation’s Chairman and CEO. Lawrence Lifschultz is David Lifschultz’s brother.
The Board facilitates its exercise of independent supervision over management by attempting to meet independently from management when warranted, determining what additional information it needs from management and seeking outside advice and support as it considers appropriate. Generally the board attempts to ensure that all board committees are composed in the majority by non-management directors with consideration being had to the Corporation’s current size and board composition.
Directorships
Other than as outlined below, none of the current directors of the Corporation is presently a director of any other entity that is a reporting issuer in Canada (or the equivalent in a foreign jurisdiction).
Mr. Robert Fields is a member of the board of director of Statmon Technologies, Inc., a corporation listed in the United States on the OTC.BB (symbol “STCA”).
Orientation and Continuing Education
The board currently does not have in place any formal procedure to orient new board members however, as part of their efforts to identify new candidates for new Board nominations, the Board attempts to add new members who are already familiar with the Corporation and its technologies or who have spent a considerable amount of time working with or for the Corporation. Also, the Corporation looks to nominate individuals to the board who have previous board experience and a track record of good corporate governance.
Ethical Business Conduct
The Board is concerned with the encouragement and promotion of a culture of ethical business conduct. To this end, the Board endeavours to make itself available and approachable to all members of management and the senior employees of the Corporation and emphasizes to such individuals the importance of ethical business conduct. The Board has adopted a written code of conduct as a part of its recent corporate governance review and it is the intention of the Corporation to have all employees and consultants sign a form of acknowledgement indicating that they have received and reviewed a copy of such code of conduct.
Nomination of Directors
The Board as a whole currently plays a role in identifying new candidates for board nomination. In identifying such candidates, consideration is given to such individuals’ familiarity with the Corporation, its technologies and its business as well as such individuals’ expertise, industry experience and overall reputation. The board is currently undertaking a review of possible new candidates for nomination to the board and expects to nominate at least one additional director in the near future. While the board is of the view that its current size is large enough to present a diversity of views and experience, but also small enough to enable it to carry out its duties effectively (with consideration being given to the current size and financial constraints) the Board has determined that it is in the best interests of the Corporation to add additional Canadian resident and independent directors to the Board.
Compensation
The appropriate compensation for the directors and officers of the Corporation is recommended by the Corporation’s compensation committee for approval by the Board as a whole. The compensation committee is charged with, inter alia, the responsibility to review the organization’s structure, management’s succession plans for executive management, developing compensation philosophies and principles and the review and reporting to the Board of its recommendations and determinations of appropriate compensation of the Corporation’s executive officers. The Corporation’s compensation committee currently consists of Messrs. Adam Hedayat and Robert Fields. Assuming that the directors proposed for nomination at the Meeting are approved, the compensation committee is expected to consist of Adam Hedayat, Brian Korney and Lawrence Lifschultz. The Board has approved and adopted a formal charter for the compensation committee. The compensation committee seeks information as appropriate from management of the Corporation and the board as a whole in reviewing director and officer compensation in light of the Corporation’s current public status, stage of operation and current financial position. The compensation committee is charged with reviewing and monitoring compensation of directors and officers of the Corporation in light of their risks and responsibilities from time to time.
Other Board Committees
In addition to the compensation committee, the Board has an audit committee currently comprised of Messrs. Adam Hedayat, Brian Korney and Robert Fields, all of whom are financially literate. Assuming that the directors proposed for nomination at the Meeting are approved, the audit committee is expected to consist of Adam Hedayat, Brian Korney and, on an interim basis, David Lifschultz. The audit committee has adopted an audit committee charter which is attached as Schedule “A” to this management proxy circular. The audit committee is responsible for monitoring the audit functions and review of the financial statements of the Corporation in advance of presentation to the board as a whole. Audit committee members communicate directly with the independent auditors as appropriate and are entitled to seek such independent outside advice and support as they consider appropriate.
Assessment
The Corporation has no specific process in place at this time for assessing the effectiveness of its Board, its committees and individual directors. As part of its recent corporate governance review the board as a whole considered implementing a formal process in this regard and determined that with regard to the Corporation’s current stage of development no such formal process was required.
Evaluation of Practices and Processes
The board believes that the current practices and processes in place with respect to corporate governance are appropriate and effective for the Corporation given the current size and scope of the Corporation’s operations and with regard to the Corporation’s current financial position. The board periodically reviews its corporate governance procedures and makes such changes as are considered appropriate. The results of the Board’s periodic review process of the Corporation’s corporate governance measures will be published in a form similar to this one on an annual basis as a part of the Corporation’s information circulars to be distributed to shareholders in relation to the Corporation’s annual meetings. Such reports will be made publicly available on SEDAR at www.sedar.com, by incorporation into such future management proxy circulars.
APPOINTMENT OF AUDITORS
Management of the Corporation proposes to nominate BDO Dunwoody LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation until the next annual meeting of shareholders. BDO Dunwoody LLP were first appointed on September 12, 2005 as auditors of the Corporation. Prior to that time, KPMG LLP served as the Corporation’s auditors. Attached as Schedule “B” to this Information Circular is a copy of the reporting package in respect of such change of auditor. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the re-appointment of BDO Dunwoody LLP as independent auditors of the Corporation to hold office until the next annual meeting of the shareholders, unless a shareholder has specified in his proxy that his shares are to be withheld from voting in the appointment of Auditors.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as set forth below or elsewhere in this Information Circular, management of the Corporation is not aware of any material interest, direct or indirect, of any informed person of the Corporation, any proposed nominee for election as a director of the Corporation or any associate or affiliate of any such person in any transaction since January 1, 2005, or in any proposed transaction that would materially affect the Corporation. As defined in National Instrument 51-102, “informed person” means (a) the directors and executive officers of the Corporation; (b) a director or executive officer of any person or company that is, itself, an informed person or subsidiary of the Corporation; (c) any person or company that beneficially owns, directly or indirectly, voting securities of the Corporation or that exercises control or direction over voting securities of the Corporation, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation (other than voting securities held by a person or company as underwriter in the course of a distribution); and (d) the Corporation, to the extent it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of such securities.
During 2005, entities controlled by David K. Lifschultz, the Corporation’s Chairman and Chief Executive Officer, loaned funds to the Corporation in the amount of $750,000, and an additional $750,000 was advanced in January of 2006. These loans were evidenced by two $750,000 principal amount convertible unsecured notes. The notes are six month convertible notes carrying an interest rate of 12% per annum and are convertible into common shares of the Corporation at $0.44 per share. According to the terms of the notes, the Corporation can force conversion if the common shares of the Corporation trade over $1.55 per share for a pre-defined period. The notes conversion prices are subject to adjustment for certain changes in the Corporation’s share capital and in the event of specified dilutive transactions. In connection with the issuance of the notes, the Corporation additionally granted 426,000 common share purchase warrants exercisable for a term of six months at $0.85 per share.
There are potential conflicts of interest to which the directors and officers of Genoil may be subject to in connection with the operations of the Corporation. Individuals concerned are governed in any conflicts or potential conflicts by the provisions of the Canada Business Corporations Act.
OTHER BUSINESS TO BE TRANSACTED AT THE MEETING
Amendments to the Stock Option Plan
At the Meeting, and subject to the approval of the TSX Venture Exchange, shareholders will be asked to consider and, if deemed advisable, approve amendments of the Option Plan to increase the number of Common Shares in respect of which options may be granted pursuant to the Option Plan to 41,978,079 Common Shares.
The maximum number of Common Shares that may be reserved for issuance under the Plan is presently fixed at 37,600,000 being 17.9% of the common shares issued and outstanding. As of the date hereof, the number of authorized options which have been previously granted (and not terminated or cancelled) to purchase Common Shares under the Option Plan is 33,944,334, being approximately 16.2% of the currently issued and outstanding Common Shares. Of these 33,944,334 options, 22,454,334 are currently outstanding which have not yet been exercised. The proposed increase in the number of options authorized under the Option Plan would result in authorizing the Corporation to grant up to 41,978,079 options, being equal to approximately 20% of the issued and outstanding Common Shares. The proposed increase in the number of options available under the Option Plan will allow directors, officers, employees and consultants to be granted incentive-based compensation under the Option Plan.
On May 2, 2006 the Board approved a resolution that amended the Option Plan to increase the number of Common Shares in respect of which options may be granted to 41,978,079 Common Shares, however, such amendments must be approved by the shareholders prior to becoming effective. Accordingly, at the Meeting, the following ordinary resolution to approve the amendment of the Option Plan will be presented.
     “BE IT RESOLVED, as an ordinary resolution, that:
1.	the proposed amendment of the Corporation’s Stock Option Plan to increase the number of Common Shares in respect of which options may be granted pursuant to the Option Plan to 41,978,079 Common Shares is hereby approved; and

2.	any one director or officer of the Corporation is authorized, on behalf of the Corporation, to execute and deliver all documents and do all things as such person may determine to be necessary or advisable to give effect to this resolution.”
The foregoing resolution must be approved by a majority of votes cast by shareholders who vote in person or by proxy at the Meeting in respect to this resolution. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed otherwise in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution approving the amendment of the Option Plan.

Amendments to Articles
Shareholders of the Corporation are being requested to consider and, if thought fit, to pass a special resolution authorizing the Corporation to amend its Articles to create an additional class of share to be designated as “Class A Preferred Shares” and to allow for the appointment of additional directors of the Corporation between shareholder meetings.
To be enacted, this resolution requires the approval of at least two-thirds (66 2/3%) of the votes cast at the Meeting.
The board of directors of the Corporation recommends that Shareholders vote for the approval of this Special Resolution. The persons named in the enclosed form or forms of proxy accordingly intend to vote for the approval of the Special Resolution at the Meeting unless otherwise directed by the Shareholders appointing them.
The Corporation is proposing to reorganize its affairs in anticipation of future financing activities and in order to allow maximum flexibility in the undertaking of such a financing and in the governance and management of the Corporation. In that regard, it is proposed that amendments to the Articles of the Corporation concerning the matters discussed below be presented for the approval of the Corporation’s shareholders at the Meeting.
Re-Organization of Share Capital
Shareholders are being requested to consider and, if thought fit, to pass a special resolution authorizing, inter alia, the Corporation to amend its articles of incorporation for the purpose of reorganizing its share capital by creating an additional class of shares to be designated as “Class A Preferred Shares”. The Class A Preferred Shares will have attached thereto the following rights, privileges, restrictions and conditions:
(a)	the Class A Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the directors of the Corporation; and

(b)	subject to the provisions of the Canada Business Corporations Act, the directors of the Corporation may by resolution fix from time to time before the issue thereof the designation, rights, privileges, restrictions and conditions attaching to each series of the Class A Preferred Shares.
Appointment of Additional Directors
In addition to the amendments described above, at the Meeting, shareholders will be asked to consider, and if thought appropriate, pass a special resolution approving an amendment to the articles of the Corporation to permit the directors of the Corporation, between annual meetings, to appoint one or more additional directors of the Corporation to serve until the next annual meeting, provided that the number of additional directors of the Corporation shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.
Management and the directors believe that it is in the best interests of the Corporation for the directors to have the flexibility to add additional qualified persons as directors at any time should the need or opportunity arise and without the requirement to wait for the next annual meeting of Shareholders.
     The Special Resolution requires the approval of the majority of not less than two-thirds (66 2/3%) of the votes cast by shareholders present in person or represented by proxy at the Meeting. Unless otherwise directed by the Shareholders appointing them as proxyholder, the persons named in the accompanying Instrument of Proxy intend to vote FOR the Special Resolution, the text of which is set out below:
“BE IT RESOLVED, as a special resolution, that:
1.	the articles of the Corporation are hereby amended by deleting the existing provisions of Article 7 regarding other provisions and inserting therefore the following:

“The Directors may, between Annual General Meetings, appoint one or more additional Directors of the Corporation to serve until the next Annual Meeting, but the number of additional Directors shall not at any time exceed 1/3 of the number of Directors who held office at the expiration of the last Annual Meeting of the Corporation”;

2.	the articles of the Corporation are hereby amended to create to a new class of preferred shares, issuable in series, up to an aggregate maximum of 10,000,000 preferred shares in number and to be referred to as “Class A Preferred Shares”, having the rights, privileges, restrictions and conditions described in the Information Circular of the Corporation dated May 2, 2006;

3.	upon articles of amendment having become effective in accordance with the provisions of the Act, the articles of the Corporation shall be amended accordingly;

4.	the directors of the Corporation may revoke this special resolution before it is acted on without further approval of the Shareholders; and

5.	any officer or director of the Corporation is hereby authorized and directed to execute all documents and do all things necessary or appropriate for the purpose of giving effect to this special resolution.”
Adoption of New By-Laws
Approval of New By-Laws
It is the opinion of the Board of Directors that the By-Laws of the Corporation should be updated and revised to conform with By-Laws more commonly used by widely-held Canadian corporations. The Board of Directors felt it was appropriate for ease of reference, clarity and completeness to adopt a By-Law which specifies in detail modern rules and regulations governing the business and affairs of the Corporation including those governing attendance by directors at meetings by telephonic or other electronic means. By-Laws No. 2 and 3 cover those matters. The Board of Directors feel that the adoption of By-Laws No. 2 and 3 and the cancellation of existing By-Law No. 1 is appropriate for flexibility in managing the affairs of the Corporation. Shareholders should review By-Laws No. 2 and 3 in their entirety as contained in Schedule “C” attached to this Information Circular.
Pursuant to the Canada Business Corporations Act, new By-Laws must be submitted to the Corporation’s shareholders for approval. To be enacted, the resolution is required to be passed by at least 50% of the votes cast at the Meeting. Shareholders are being asked to consider the new By-Law and, if thought fit, to approve the following ordinary resolution:
“BE IT RESOLVED THAT:
1.	The repealing of the existing By-law No. 1 of the Corporation and the adoption of the new By-Laws No. 2 and 3 of the Corporation in substantially the form contained in Schedule “C” to the Information Circular of the Corporation dated May 2, 2006 be and is hereby approved;

2.	The officers of the Corporation be and are hereby authorized to execute By-Laws No. 2 and 3 in substantially the form contained in such Schedule “C” with any revisions thereto deemed necessary or desirable by such persons and to include a signed copy in the Minute Book of the Corporation; and,

3.	Any director or officer of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver all other documents and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.”
The Board of Directors recommends that the shareholders vote for the approval of this resolution. The persons named in the enclosed Instrument of Proxy accordingly intend to vote for the approval of this resolution at the Meeting unless otherwise directed by the shareholders appointing them.
OTHER MATTERS
Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting. If any other matter properly comes before the Meeting, however, the accompanying Instrument of Proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION
Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Those persons seeking copies of the Corporation’s financial statements and MD&A may additionally contact Mr. David Lifschultz at (914) 834-7794.
Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year.
The Board of Directors has approved the contents and sending of this Information Circular.
DATED at Calgary, Alberta, this 2nd day of May, 2006.

(signed) David K. Lifschultz	(signed) Adam Hedayat

David K. Lifschultz	Adam Hedayat
Chairman and Chief Executive Officer	Director

SCHEDULE “A”
AUDIT COMMITTEE CHARTER
GENOIL INC.
AUDIT COMMITTEE CHARTER
A. Audit Committee Overview, Purpose and Authority
The Audit Committee (the “Committee”) is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities and is responsible to the Board of Directors. The Committee monitors, evaluates, advises or makes recommendations, in accordance with this Charter and any other directions of the Board of Directors, on matters affecting the external, internal or special audits of the financial and operational control policies and practices relating to the Company.
The Committee has the authority to investigate any activity of the Company. The primary purpose of the Committee includes:
•	recommending to the Board of Directors the external auditor to be nominated for the purpose of preparing or issuing audit reports for the Company and the compensation for such services;

•	directly overseeing the work of the Company’s external auditors engaged for the purpose of preparing or issuing auditors’ reports;

•	reviewing the Company’s financial statements, MD&A and annual and interim earnings press releases prior to public disclosure;

•	overseeing and monitoring the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting, legal and regulatory compliance;

•	assessing the processes related to identification of the Company’s risks and effectiveness of the Company’s response to control or otherwise mitigate these risks; and

•	providing an avenue of communication among the external auditors, management, internal audit staff and the Board of Directors.
The Committee shall have unrestricted access to Company personnel and documents and will be provided with the resources necessary to carry out its responsibilities.
The Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any such advisors and to communicate directly with internal and external auditors.
B. Audit Committee Structure
The Committee shall be composed of three members or such other number of members as may be specified by the Board of Directors. If required under Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”), all Committee members shall be independent directors within the meaning of MI 52-110, such that each audit committee member shall have no direct or indirect material relationship with the Company. In addition, a majority of the members of the Committee must be “unrelated directors” – an unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.
At least one member of the Committee shall be financially literate such that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those raised in the Company’s financial statements.
All members of the Board of Directors shall be free to attend any meetings of the Committee and participate but only those members of the Committee shall be entitled to vote on any questions before the Committee. Other than members of the Board of Directors, entitlement to attend all or a portion of any Committee meetings shall be determined by the Chair of the Committee or its members.
The Committee shall meet at least four times per year and may call special meetings as required. A quorum at meetings of the Committee shall be a majority of the members. The Committee Chair shall prepare and/or approve an agenda in advance of each meeting.
The minutes of the Committee meetings shall accurately record the decisions reached by the Committee and shall be distributed to Committee members and Board members, with copies to the Chief Financial Officer (CFO), the external auditors and others as directed by the Committee.
C. Audit Committee Duties and Responsibilities
I.	Review Procedures — General
(a)	Review and assess the adequacy of this Charter at least annually. Submit the Charter to the Board of Directors for approval.

(b)	Review the Company’s audited annual financial statements together with the MD&A thereon before such statements are submitted to the Board of Directors for approval. Review should include discussion with management and external auditors of significant issues regarding accounting principles, practices and judgments.

(c)	In consultation with management, external auditors and internal audit staff, consider the integrity of the Company’s financial reporting processes and controls. Discuss financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the external auditors and the internal audit staff together with management responses.

(d)	Review and recommend for approval by the Board of Directors the quarterly financial statements of the Company along with related MD&A communication and any related press releases.

(e)	Review the financial content of the Company’s annual report and any other reports of a financial nature which require approval by the Board of Directors prior to the release thereof.

(f)	Review on at least a quarterly basis with management, the external auditors and, if necessary, legal counsel any material litigation, claim or other contingency that could have a material effect upon the financial position or operating results of the Company and the manner in which these will be disclosed in the financial statements.

(g)	Review annually the adequacy of the Company’s procedures relating to the review of all public disclosure documents containing audited or unaudited financial information before its release, including any prospectus, offering memorandum, annual information form or other report.

(h)	Monitor the appropriateness of accounting policies, especially critical accounting policies and financial reporting used by the Company to review any actual and prospective significant changes in financial reporting and accounting policies and practices to be adopted by the Company and to review and assess any new or proposed developments in accounting and reporting standards that may affect or have an impact on the Company.

(i)	Review and approve the Company’s hiring policies regarding partners, employees, former partners and former employees of its present and any former external auditor.
II. Review Procedures — External Auditors
(a)	The external auditors are ultimately accountable to the Audit Committee and the Board of Directors, as representatives of the shareholders. Review the annual appointment of external auditors for recommendation to the Board of Directors for approval, giving consideration to matters such as:

•	their independence and whether to retain such auditors for each future fiscal year after consultation with appropriate management;

•	the fees paid to the external auditors on an annual basis; and

•	any non-auditing services performed by the external auditors.
(b)	On an annual basis, review and discuss with the external auditors all significant relationships they have with the Company that could impair such auditors’ independence.

(c)	Review the planning and results of the external audit, including:
•	the auditor’s engagement letter;

•	the reasonableness of the estimated audit fees;

•	the scope of the audit, including materiality, audit reports required, areas of audit risk, deadlines and coordination with internal audit staff;

•	the post-audit management letter together with management’s responses; and

•	any other matters the external auditors bring to the attention of the Committee.
(d)	Meet with the external auditors, at least annually and preferably at each Committee meeting, or as requested by the auditors, without management representatives present.

(e)	Receive and review all follow-up action or status reports relating to the recommendations of the external auditors and internal audit staff.
III. Internal Audit Function
(a)	The Committee should periodically request from management a review of the need for an internal audit function, and, on the basis of this review, determine whether such a function should be instituted.
IV.	Risk Management Oversight
(a)	Assess whether management has implemented policies ensuring that the Company’s risks are identified and that controls are adequate, in place and functioning properly.
V. Legal Compliance
(a)	On at least an annual basis, review with the Company’s counsel any legal matters that could have a significant impact on the Company’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators or government agencies.

(b)	Review all reports concerning any significant fraud or regulatory noncompliance that occurs at the Company. This review should include consideration of the internal controls that should be strengthened to reduce the risk of a similar event in the future.
VI. Non-Audit Services
(a)	The Committee must pre-approve all non-audit services to be provided to the Company by its external auditors.
VII. Whistle-Blowing
(a)	The Committee must annually establish and review procedures relating to the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
VIII. Reporting Requirements
(a)	The Audit Committee shall include in the Company’s Information Circulars and, if applicable, Annual Information Form, the information required by MI 52-110 and any applicable forms thereto.
IX. Other Responsibilities
(a)	Establish, review and update periodically a Code of Ethical Conduct (the “Code”) and ensure that management has established a system to enforce this Code. Additional requirements could include reviewing management’s monitoring of the Company’s compliance with the organization’s Code and ensure that management has the proper review system in place to ensure that Company financial statements, reports and other financial information disseminated to government organizations and the public satisfies legal requirements.

(b)	Provided the Company is an SEC registrant, annually prepare a report to shareholders as required by the SEC.

(c)	Periodically perform a self-assessment of Committee performance.

(d)	Review financial and accounting personnel succession planning within the Company.

(e)	Annually review policies and procedures as well as audit results associated with directors’ and officers expense accounts and perquisites; annually review a summary of director and officers’ related party transactions and potential conflicts of interest.

(f)	Perform any other activities consistent with this Charter, the Company’s by-laws and governing law as the Committee or the Board of Directors deems necessary or appropriate.
D. Internal Audit Function
The following items would be considered as appropriate for inclusion in the Company’s Audit Committee Charter should the Committee decide to institute an internal audit function.
(a)	Review and if appropriate recommend for the approval of the Board of Directors the annual internal audit plan, including the mandate, staffing, scope and objectives of the internal audit department, as needed.

For example, the internal audit function shall be responsible to senior management, but have a direct reporting responsibility to the Board of Directors through the Committee. Changes in the senior internal audit executive shall be subject to Committee approval.

(b)	Review the appointment, performance and replacement of the internal audit executive. Review annually the performance, budget and independence of the internal audit function and direct the CFO to make any necessary changes.

(c)	Review the significant reports prepared by the internal audit function together with management’s response and follow-up on these reports.

(d)	Meet with the internal auditors at least annually or as requested by the internal audit staff without other management representatives present.

(e)	Review and ensure that appropriate communication and cooperation exists where necessary between the external auditors and the internal audit staff, and to provide a direct line of communication between the internal audit staff and the Board of Directors.

E. Audit Committee Meetings
(a)	Committee meetings may be called by the Committee Chair or by a majority of the Committee members. In addition, the external auditors have the right to call a Committee meeting, usually through the Committee Chair. The Chair of the Committee shall be a voting member and questions will be decided by a majority of votes.

(b)	Meetings may be called with one day’s notice, which notice may be waived by members. All members of the Committee are entitled to receive notice of every meeting. However, it should be standard practice to give Committee members at least five business days’ notice of all meetings.

(c)	Meetings are chaired by the Committee Chair or in the Chair’s absence, by a member chosen by the Committee amongst themselves.

(d)	Agendas will be set by the Chair of the Committee with assistance from management, other Committee members, external auditors and internal audit staff, if requested or required. Agendas should be circulated with the materials for consideration at the meeting to all members, the Chair of the Board of Directors, the President and CEO and the CFO no later than the day prior to the date of the meeting. However, it should be standard practice to deliver the agenda and the materials for consideration at the meeting at least five business days prior to the proposed meeting, except in unusual circumstances.

(e)	Except as herein provided, the Chair of the meeting may establish rules of procedures to be followed at meetings.

(f)	Meetings may be conducted with the participation of a member by telephone or any other voice and/or video teleconferencing device which permits all persons participating in the meeting to communicate with each other. A member participating in a meeting by that means is deemed to be present at the meeting.

(g)	The duties of the Committee may be exercised at a meeting at which a majority of the members of the Committee are present or by resolution in writing signed by all members of the Committee who would have been entitled to vote on the resolution at the meeting of the Committee. In case of an equality of votes, the person acting as Chair of the Committee meeting shall not be entitled to a second or casting vote.

(h)	A resolution in writing may be signed and executed in separate counterparts by members and the signing or execution of a counterpart shall have the same effect as the signing or execution of the original. An executed copy of a resolution in writing or counterpart thereof transmitted by any means of recorded electronic transmission shall be valid and sufficient.

(i)	Attendance at all or a portion of Committee meetings by Company personnel will be determined by the Committee and may, at the request of the Committee, include the President and CEO, CFO and a recording Secretary.

(j)	The Recording Secretary shall keep minutes of the proceedings of all meetings of the Committee which following Committee approval are available to any member of the Board of Directors. All minutes will at a minimum be circulated to the Chair of the Board of Directors and should be circulated to all those receiving the agenda. Minutes will be retained by the Board of Directors.

SCHEDULE “B”
CHANGE OF AUDITOR REPORTING PACKAGE

GENOIL INC.
510, 703-6thAvenue S.W.
Calgary,Alberta T2P 0T9
September 12, 2005

KPMG LLP	BDO Dunwoody LLP
1200 Bow Valley Square II	600-925 West Georgia Street
205 — 5 Avenue SW	Vancouver, British Columbia V6C 3L2
Calgary, Alberta T2P 4B9	Attention: Don de Jersey
Attention: Phil Scherman
Dear Sirs:

Re:	Notice Pursuant to National Instrument 51-102
This Notice is delivered to you pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) in connection with the change of auditors of Genoil Inc. (“Genoil”).
The directors of Genoil resolved on August 5, 2005 to appoint BDO Dunwoody LLP (the “Successor Auditor”) as auditor of Genoil and to remove KPMG LLP from that role (the “Former Auditor”) (the decision by the directors hereafter the “Change”).
In connection with this matter, and pursuant to NI 51-102, please be advised that:
1.	the Change was approved by Genoil’s board of directors;

2.	there were no reservations contained in the Former Auditor’s reports on any of Genoil’s financial statements for the period commencing at the start of the financial year ended December 31, 2003 to December 31, 2004; and

3.	in the opinion of Genoil no “reportable event”, as that term is defined in NI 51-102, occurred prior to the Change.
NI 51-102 requires that both the Former Auditor and the Successor Auditor review this Notice and respond to this Notice by way of letter addressed to the applicable securities commissions (being British Columbia, Alberta, Ontario, and Nova Scotia). Such letter must include a statement in respect of each of the above numbered points stating whether the Former and Successor Auditors either:
               (i) agree,
               (ii) disagree, and the reasons why, or
               (iii) has no basis to agree or disagree, in respect of each point.
We would ask that you kindly prepare the required response letters and arrange for four originally-signed copies of the same to be delivered to the undersigned (along with an email containing an electronic version of the same) as soon as possible.

We trust you will find the foregoing to be in order. If you have any questions or comments relating to this matter, please do not hesitate to contact the undersigned.

Yours truly,

GENOIL INC.

Per:	(signed) Robert B. Fields

Robert B. Fields
Director and Chairman of the Audit Committee

BDO Dunwoody llp Chartered Accountants and Advisors	600 Cathedral Place 925 West Georgia Street Vancouver, BC. Canada V6C 3L2 Telephone: (604) 688-5421 Fax: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

Direct Line: (604) 443-4706
E-mail: ddejersey@bdo.ca
05-16198
September 12, 2005

British Columbia Securities Commission	Alberta Securities Commission
P.O. Box 10142, Pacific Centre	4th Floor, 300 – 5th Avenue S.W.
701 West Georgia Street	Calgary, Alberta T2P 3C4
Vancouver, B.C. V7Y 1L2	Attention: Executive Director
Attention: Financial Reporting

Ontario Securities Commission	Nova Scotia Securities Commission
20 Queen Street West, Suite 1903	P.O. Box 458
Toronto, ON M5H 3S8	Halifax, NS B3J 2P8

Dear Sirs:
Re:      Change of Auditor of Genoil Inc. (the “Company”)
We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated September 12, 2005 given by the Company to ourselves and KPMG LLP.
Based on our information as of this date, we agree with the statements set out in the Notice.
Yours truly,
BDO DUNWOODY LLP

Per:
Don de Jersey, CA
DdJ/jm
BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

KPMG llp Chartered Accountants 1200-205 5 Avenue SW Calgary AB T2P 4B9	Telephone (403) 691-8000 Telefax (403) 691-8008 www.kpmg.ca
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Dear Sirs:
Re: Notice of Change of Auditors of Genoil Inc.
We have read the Notice of Genoil Inc. dated September 12, 2005 and are in agreement with the statements contained in such Notice.
Yours very truly,
Chartered Accountants
Calgary, Canada
September 13, 2005
KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative

SCHEDULE “C”
BY-LAWS NO. 2 AND 3

GENOIL INC.
BY-LAW NO. 2

GENOIL INC.
BY-LAW NO. 2
     A by-law relating generally to the conduct of the business and affairs of Genoil Inc. (hereinafter called the “Corporation”).
     IT IS HEREBY ENACTED as a by-law of the Corporation as follows:
DEFINITIONS
1.	In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:
(a)	“Act” means the Canada Business Corporations Act and the regulations made thereunder, as from time to time amended, and in the case of such amendment any reference in the by-laws shall be read as referring to the amended provisions thereof;

(b)	“board” means the board of directors of the Corporation;

(c)	“by-laws” means the by-laws of the Corporation from time to time in force and effect;

(d)	all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

(e)	words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; and

(f)	the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.
REGISTERED OFFICE
2.	The Corporation shall at all times have a registered office in the province in Canada specified in its articles. The directors of the Corporation may change the place and address of the registered office within the province specified in its articles.
SEAL
3.	The corporate seal of the Corporation shall be such as the directors may by resolution from time to time adopt.
DIRECTORS
4.	Number. The number of directors shall be the number fixed by the articles, or where the articles specify a variable number, the number shall be not less than the minimum and not more than the maximum number so specified and shall be determined from time to time within such limits by resolution of the board of directors. Subject to section 105 of the Act, at least twenty-five percent of the directors of the Corporation shall be resident Canadians. If the Corporation has less than four directors, at least one director shall be a resident Canadian.
5.	Vacancies. Subject to section 111 of the Act, a quorum of directors may fill a vacancy among the directors, except a vacancy resulting from an increase in the number or the minimum or maximum number of directors or from a failure to elect the number or minimum number of directors provided for in the articles. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors provided for in the articles, the directors then in office shall without delay call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder. If the shareholders have adopted an amendment to the articles to increase the number or minimum number of directors, and have not, at the meeting at which they adopted the amendment, elected an additional number of directors authorized by the amendment, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy.

A director appointed or elected to fill a vacancy holds office for the unexpired term of his predecessor.
6.	Powers. Subject to any unanimous shareholder agreement, the directors shall manage, or supervise the management of, the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, a unanimous shareholder agreement or by statute expressly directed or required to be done in some other manner.
7.	Duties. Every director and officer of the Corporation in exercising his powers and discharging his duties shall:
(a)	act honestly and in good faith with a view to the best interests of the Corporation; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
8.	Qualification. The following persons are disqualified from being a director of the Corporation:
(a)	anyone who is less than 18 years of age;

(b)	anyone who is of unsound mind and has been so found by a court in Canada or elsewhere;

(c)	a person who is not an individual; and

(d)	a person who has the status of bankrupt.
     Unless the articles otherwise provide, a director of the Corporation is not required to hold shares issued by the Corporation.
9.	Term of Office. A director’s term of office (subject to the provisions, if any, of the Corporation’s articles or any unanimous shareholder agreement, and subject to his election for an expressly stated term) shall be from the date of the meeting at which he is elected or appointed until the close of the first annual meeting of shareholders following his election or appointment or until his successor is elected or appointed.

10.	Election. Subject to section 107 of the Act, shareholders of the Corporation shall, by ordinary resolution at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the third annual meeting of shareholders following the election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election but, if qualified, is eligible for re-election. If directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected.
     If a meeting of shareholders fails to elect the number or the minimum number of directors required by the articles by reason of the lack of consent, disqualification, incapacity or death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum.
11.	Removal. Subject to sections 107 and 109 of the Act, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director from office before the expiration of his term of office and may, by a majority of votes cast at the meeting, elect any person in his stead for the remainder of his term.
12.	Vacation of Office. A director of the Corporation ceases to hold office when:
(a)	he dies or resigns;

(b)	he is removed from office; or

(c)	he becomes disqualified.
     A resignation of a director becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.
13.	Validity of Acts. An act of a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification.
MEETINGS OF DIRECTORS
14.	Place of Meeting. Unless the articles otherwise provide, meetings of directors and of any committee of directors may be held at any place. A meeting of directors may be convened by the Chairman of the Board (if any), the Chief Executive Officer or any director at any time and the Secretary, or equivalent, shall upon direction of any of the foregoing convene a meeting of directors.
15.	Notice. Notice of the time and place for the holding of any meeting of directors or any committee of directors shall be sent to each director not less than seven (7) days (exclusive of the day on which the notice is sent but inclusive of the day for which notice is given) before the date of the meeting; provided that the meetings of directors or of any committee of directors may be held at any time without notice if all the directors are present or deemed to be present (except where a director attends a meeting, or takes any steps which constitute deemed attendance at such meeting, for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors have waived notice. The notice of a meeting of directors shall specify any matter referred to in subsection (3) of section 115 of the Act that is to be dealt with at the meeting, but need not specify the purpose or the business to be transacted at the meeting.
     For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.
16.	Waiver of Notice. Notice of any meeting of directors or of any committee of directors or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any director in any manner and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance, or deemed attendance, of a director at any meeting of directors or of any committee of directors is a waiver of notice of the meeting, except where a director attends a meeting, or takes any steps which constitute deemed attendance at such meeting, for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.
17.	Participation by Electronic Means. A director may, if all the directors of the Corporation consent, participate in a meeting of directors or of any committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in a meeting by those means is deemed for the purposes of the Act and the by-laws to be present at that meeting. Any such consent of a director may be validly given before or after the meeting to which it relates and may be given with respect to all meetings of directors or of any committees of directors held while a director holds office.

18.	Adjournment. Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place. Notice of an adjourned meeting of directors or committee of directors is required to be given to any director not in attendance at the original meeting but is not required to be given to directors who were in attendance at the original meeting if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.
19.	Quorum and Voting. Subject to the articles, a majority of directors constitutes a quorum at any meeting of directors and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors. Subject to subsections (3) and (4) of section 114 of the Act, directors shall not transact business at a meeting of directors unless a quorum is present and at least twenty-five percent of the directors present are resident Canadians. Questions arising at any meeting of directors shall be decided by a majority of votes.
20.	Resolution in Lieu of Meeting. A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors.
COMMITTEES OF DIRECTORS
21.	General. The directors may from time to time appoint from their number a managing director, who must be a resident Canadian, or a committee of directors, and may delegate to the managing director or such committee any of the powers of the directors, except that no managing director or committee shall have the authority to:
(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities except as authorized by the directors;

(d)	issue shares of a series under section 27 of the Act except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(g)	pay a commission referred to in section 41 of the Act except as authorized by the directors;

(h)	approve a management proxy circular;

(i)	approve a take-over bid circular or directors’ circular;

(j)	approve any annual financial statements to be placed before the shareholders of the Corporation; or

(k)	adopt, amend or repeal by-laws of the Corporation.
22.	Audit Committee. Subject to subsection (2) of section 171 of the Act, if the corporation is a distributing corporation, any of the issued securities of which remain outstanding and are held by more than one person, the directors shall elect annually from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates.
     Each member of the audit committee shall serve during the pleasure of the board of directors and, in any event, only so long as he shall be a director. The directors may fill vacancies in the audit committee by election from among their number.
     The audit committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any regulations imposed by the board of directors from time to time and to the following paragraph.
     The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat, and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.
     The audit committee shall review the financial statements of the Corporation prior to approval thereof by the board and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.
REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES
23.	Subject to the articles or any unanimous shareholder agreement, the directors of the Corporation may fix the remuneration of the directors of the Corporation and such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation’s behalf other than the routine work ordinarily required of a director of the Corporation. The confirmation of any such resolution by the shareholders shall not be required. The directors, officers and employees shall also be entitled to be paid their traveling and other expenses properly incurred by them in connection with the affairs of the Corporation.
SUBMISSION OF CONTRACTS OR TRANSACTIONS TO
SHAREHOLDERS FOR APPROVAL
24.	The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation’s articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.
CONFLICT OF INTEREST
25.	A director or an officer of the Corporation who is a party to a material contract or material transaction, whether made or proposed, with the Corporation, or is a director or an officer, or an individual acting in a similar capacity, of or has a material interest in a party to such a contract or transaction, shall disclose the nature and extent of his interest at the time and in the manner provided in the Act. Except as provided in the Act, no such director of the Corporation shall vote on any resolution to approve such contract or transaction. A contract or transaction for which disclosure is required is not invalid, and the director or officer is not accountable to the Corporation or its shareholders for any profit realized from the contract or transaction, because of the directors or officers interest in the contract or transaction or because the director was present or was counted to determine whether a quorum existed at the meeting of directors or committee of directors that considered the contract or transaction, if the director or officer disclosed his interest in accordance with the provisions of the Act and the contract or transaction was approved by the directors, and it was reasonable and fair to the Corporation when it was approved. Even if these conditions are not met, a director or officer, acting honestly and in good faith, is not accountable to the Corporation or to its shareholders for any profit realized from a contract or transaction for which disclosure is required, and the contract or transaction is not invalid by reason only of the interest of the director or officer in the contract or transaction if the contract or transaction is approved or confirmed by special resolution at a meeting of the shareholders, disclosure of the interest was made to the shareholders in a manner sufficient to indicate its nature before the contract or transaction was approved or confirmed and the contract or transaction was reasonable and fair to the Corporation when it was approved or confirmed.
FOR THE PROTECTION OF DIRECTORS AND OFFICERS
26.	No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any monies, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office of trust or in relation thereto, unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve him from liability under the Act. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the directors. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation or body corporate or member of the firm shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.
INDEMNITIES TO DIRECTORS AND OTHERS
27.	(1)	Subject to section 124 of the Act, except in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.
(2)	The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in paragraph (1). The individual shall repay the moneys if the individual does not fulfill the conditions of paragraph (3).
(3)	The Corporation shall not indemnify an individual under paragraph (1) unless the individual:
(a)	acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.
(4)	The Corporation shall, with the approval of a court, indemnify an individual referred to in paragraph (1), or advance moneys under paragraph (2), in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual’s association with the Corporation or other entity as described in paragraph (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in paragraph (3).
OFFICERS
28.	Appointment of Officers. Subject to the articles or any unanimous shareholder agreement, the directors annually or as often as may be required may appoint from among themselves, by majority vote, a Chairman of the Board and shall appoint a Chief Executive Officer and if deemed advisable may appoint a President, Secretary and one or more Vice-Presidents, a Treasurer or Chief Financial Officer and one or more Assistant Secretaries and/or one or more Assistant Treasurers or such other officers as the directors deem advisable. None of such officers except the Chairman of the Board need be a director of the Corporation although a director may be appointed to any office of the Corporation. Two or more offices of the Corporation may be held by the same person. In case and whenever the same person holds the offices of Secretary and Treasurer he may but need not be known as the Secretary-Treasurer. The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors. The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the duties and powers of any officer.
29.	Removal of Officers and Vacation of Office. Subject to the articles or any unanimous shareholder agreement, all officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause.
     An officer of the Corporation ceases to hold office when he dies, resigns or is removed from office. A resignation of an officer becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.
30.	Vacancies. If the office of President, Vice-President, Secretary, Assistant Secretary, Treasurer, Assistant Treasurer, or any other office created by the directors pursuant to paragraph 29 hereof shall be or become vacant by reason of death, resignation or in any other manner whatsoever, the directors shall, in the case of the President and Secretary, and may, in the case of any other officers, appoint an individual to fill such vacancy.
31.	Chairman of the Board. The Chairman of the Board (if any) shall, if present, preside as chairman at all meetings of the board and of shareholders. He shall sign such contracts, documents or instruments as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors.
32.	Chief Executive Officer. The Chief Executive Officer shall, subject to the direction of the board of directors, exercise general supervision and control over the business and affairs of the Corporation. In the absence of the Chairman of the Board (if any), and if the Chief Executive Officer is also a director of the Corporation, the Chief Executive Officer shall, when present, preside as chairman at all meetings of directors and shareholders. He shall sign such contracts, documents or instruments as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.
33.	Vice-President. The Vice-President or, if more than one, the Vice-Presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the Chief Executive Officer in the absence or inability or refusal to act of the Chief Executive Officer, provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of directors or shareholders. The Vice-President or, if more than one, the Vice-Presidents shall sign such contracts, documents or instruments as require his or their signatures and shall also have such other powers and shall perform such other duties as may from time to time be assigned to him or them by resolution of the directors.
34.	Secretary. The Secretary, or person acting in that capacity, shall give or cause to be given notices for all meetings of directors, any committee of directors and shareholders when directed to do so and shall, subject to the provisions of the Act, maintain the records referred to in subsections (1), (2) and (3) of section 20 of the Act. He shall sign such contracts, documents or instruments as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.
35.	Treasurer/Chief Financial Officer. Subject to the provisions of any resolution of the directors, the Treasurer or Chief Financial Officer, as applicable, shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct. He shall prepare and maintain adequate accounting records. He shall sign such contracts, documents or instruments as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office. He may be required to give such bond for the faithful performance of his duties as the directors in their uncontrolled discretion may require and no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.
36.	Assistant Secretary and Assistant Treasurer. The Assistant Secretary or, if more than one, the Assistant Secretaries in order of seniority, and the Assistant Treasurer or, if more than one, the Assistant Treasurers in order of seniority, shall be vested with all the powers and shall perform all the duties of the Secretary and Treasurer, respectively, in the absence or inability or refusal to act of the Secretary or Treasurer as the case may be. The Assistant Secretary or, if more than one, the Assistant Secretaries and the Assistant Treasurer or, if more than one, the Assistant Treasurers shall sign such contracts, documents or instruments as require his or their signatures respectively and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or them by resolution of the directors.
37.	Managing Director. The directors may from time to time appoint from their number a Managing Director who must be a resident Canadian and may delegate to the Managing Director any of the powers of the directors subject to the limits on authority provided by subsection (3) of section 115 of the Act. The Managing Director shall conform to all lawful orders given to him by the directors of the Corporation and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by the Managing Director shall be subject to discharge by the directors.
38.	Duties of Officers may be Delegated. In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.
SHAREHOLDERS’ MEETINGS
39.	Annual Meeting . Subject to section 132 of the Act, the annual meeting of shareholders shall be held at the registered office of the Corporation or at a place elsewhere within Canada (or outside Canada if the place is specified in the articles) determined by the directors on such day in each year and at such time as the directors may determine.
40.	Special Meetings. The directors of the Corporation may at any time call a special meeting of shareholders to be held on such day and at such time and, subject to section 132 of the Act, at such place within Canada (or outside Canada if the place is specified in the articles) as the directors may determine.

41.	Meeting on Requisition of Shareholders. The holders of not less than five percent (5%) of the issued shares of the Corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The requisition shall state the business to be transacted at the meeting and shall be sent to each director and to the registered office of the Corporation. Subject to subsection (3) of section 143 of the Act, upon receipt of the requisition, the directors shall call a meeting of shareholders to transact the business stated in the requisition. If the directors do not within twenty-one days after receiving the requisition call a meeting, any shareholder who signed the requisition may call the meeting.
42.	Participation in Meetings by Electronic Means. Any person entitled to attend a meeting of shareholders may participate in the meeting by means of telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting if the Corporation has made available such a communication facility and a person participating in a meeting by those means is deemed for the purposes of the Act and the by-laws to be present at the meeting.
43.	Meetings held by Electronic Means. If the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.
44.	Notice. Subject to any applicable securities legislation, a notice stating the day, hour and place of meeting and if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment on that business and (ii) the text of any special resolution to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, who on the record date for notice is registered on the records of the Corporation or its transfer agent as a shareholder, to each director of the Corporation and to the auditor of the Corporation not less than 21 days and not more than 60 days (exclusive of the day such notice is, or is deemed to be, sent and of the day for which notice is given) before the date of every meeting provided that a meeting of shareholders may be held for any purpose on any day and at any time and, subject to section 132 of the Act, at any place without notice if all the shareholders and all other persons entitled to attend such meeting are, or are deemed to be, present in person or represented by proxy at the meeting (except where a shareholder or other person attends the meeting, or takes any steps which constitute deemed attendance at such meeting, for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders and all other persons entitled to attend such meeting and not present (or deemed to be present) in person nor represented by proxy thereat waive notice of the meeting.
     A director of the Corporation is entitled to receive notice of and to attend and be heard at every meeting of shareholders of the Corporation.
     The auditor of the Corporation is entitled to receive notice of every meeting of shareholders of the Corporation and, at the expense of the Corporation, to attend and be heard at every meeting on matters relating to his duties as auditor.
45.	Waiver of Notice. Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation in any manner and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance, or deemed attendance, of a shareholder or any other person entitled to attend at a meeting of shareholders is a waiver of notice of the meeting, except when he attends a meeting, or taken any steps which constitute deemed attendance at such meeting, for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.
46.	Omission of Notice. The accidental omission to give notice of any meeting of shareholders to or the non- receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any such meeting.

47.	Record Dates . Subject to subsection (3) of section 134 of the Act, the directors may, within the period prescribed by the Act and any applicable securities legislation, fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation distribution, (iii) entitled to receive notice of a meeting of shareholders, (iv) entitled to vote at a meeting of shareholders, or (v) for any other purpose.
        If no record date is fixed,
(a)	the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be
(i)	at the close of business on the last business day preceding the day on which the notice is given; or

(ii)	if no notice is given, the day on which the meeting is held; and
(b)	the record date for the determination of shareholders for any purpose other than to establish a shareholder’s right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating to that purpose.
48.	Chairman of the Meeting. In the absence of the Chairman of the Board (if any), the Chief Executive Officer and any Vice-President who is a director, the shareholders present, or deemed to be present, entitled to vote shall elect another director as chairman of the meeting and if no director is present, or deemed to be present, or if all the directors present, or deemed to be present, decline to take the chair then the shareholders present, or deemed to be present, shall elect one of their number to be chairman.
49.	Votes. Votes at meetings of shareholders may be given either personally or by proxy. Subject to subsection (3) of section 141 of the Act, every question submitted to any meeting of shareholders shall be decided on a show of hands or by signifying by any telephonic, electronic or other communication facility that the Corporation or shareholders calling such meeting has made available, if any, except when a ballot is required by the chairman of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting. A shareholder or proxyholder may demand a ballot either before or on the declaration of the result of any vote by a show of hands or by signifying by telephonic, electronic or other communication facility, as applicable. At every meeting at which he is entitled to vote, every shareholder present, or deemed to be present, on his own behalf and every proxyholder present, or deemed to be present, shall have one (1) vote either by a show of hands or by signifying by telephone, electronic or other communication facility, as applicable. Upon a ballot at which he is entitled to vote every shareholder present, or deemed to be present, on his own behalf or by proxy shall (subject to the provisions, if any, of the articles) have one (1) vote for every share registered in his name. In the case of an equality of votes under this paragraph, the chairman of the meeting shall not have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxyholder.
     At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting, either before or after any vote by a show of hands or by signifying by telephonic, electronic or other communication facility, as applicable, a declaration by the chairman of the meeting that a resolution has been carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the resolution.
     If at any meeting a ballot is demanded on the election of a chairman for the meeting or on the question of adjournment or termination, the ballot shall be taken forthwith without undue adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chairman of the meeting directs and as provided by the telephonic, electronic or communication facility through which votes may be cast, if any. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

50.	Right to Vote. Unless the articles otherwise provide, each share of the Corporation entitles the holder of it to one vote at a meeting of shareholders.
          Where a body corporate or association is a shareholder of the Corporation, any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent it at meetings of shareholders of the Corporation is the person entitled to vote at all such meetings of shareholders in respect of the shares held by such body corporate or association.
          Where a person holds shares as a personal representative, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him.
          Where a person mortgages, pledges or hypothecates his shares, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of such shares so long as such person remains the registered owner of such shares unless, in the instrument creating the mortgage, pledge or hypothec, he has expressly empowered the person holding the mortgage, pledge or hypothec to vote in respect of such shares, in which case, subject to the articles, such holder or his proxy is the person entitled to vote in respect of the shares.
          Where two or more persons hold shares jointly, one of those holders present, or deemed to be present, at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of those persons are present, or deemed to be present, on their own behalf or by proxy, vote, they shall vote as one on the shares jointly held by them.
51.	Proxies. Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.
          An instrument appointing a proxyholder shall be in written form executed by the shareholder or by his duly authorized attorney or be in the form of an electronic document executed as contemplated by the Act by the shareholder or by his duly authorized attorney and shall conform with the requirements of the Act and is valid only at the meeting in respect of which it is given or any adjournment of that meeting.
          An instrument appointing a proxyholder may be in the following form or in any other form which complies with the requirements of the Act and any applicable securities legislation:
          The undersigned shareholder of                      hereby appoints ___                     of                     , whom failing,                      of                      as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the meeting of the shareholders of the said Corporation to be held on the ___ day of                     , 20___ and at any adjournment thereof in the same manner, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment thereof.
Dated the ___ day of                     , 20_.

Signature of Shareholder
          The directors may specify in a notice calling a meeting of shareholders a time not exceeding 48 hours, excluding Saturdays and holidays, preceding the meeting or an adjournment of the meeting before which time proxies to be used at the meeting must be deposited with the Corporation or its agent.
          The chairman of the meeting of shareholders may in his discretion accept telephonic, electronic, written or any other communication as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been deposited with the Corporation, and any votes given in accordance with such communication accepted by the chairman of the meeting shall be valid and shall be counted.

52.	Adjournment. The chairman of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place and if the meeting is adjourned by one or more adjournments for an aggregate of less than thirty (30) days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than ninety (90) days, subsection (1) of section 149 of the Act does not apply.
          Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.
53.	Quorum. Two (2) persons present, or deemed to be present, and each holding or representing by proxy at least one (1) issued share of the Corporation shall be a quorum of any meeting of shareholders for the election of a chairman of the meeting and for the adjournment of the meeting to a fixed time and place but not for the transaction of any other business; for all other purposes two (2) persons present and holding or representing by proxy five percent of the shares entitled to vote at the meeting shall be a quorum. If a quorum is obtained at the opening of a meeting of shareholders, the shareholders present, or deemed to be present, may proceed with the business of the meeting, notwithstanding that a quorum is not maintained throughout the meeting.
          Notwithstanding the foregoing, if the Corporation has only one shareholder, or one shareholder holding a majority of the shares entitled to vote at the meeting, that shareholder present, or deemed to be present, on his own behalf or by proxy constitutes a meeting and a quorum for such meeting.
54.	Resolution in Lieu of Meeting. A resolution in writing signed by all the shareholders entitled to vote on that resolution is as valid as if it had been passed at a meeting of the shareholders.
SHARES AND TRANSFERS
55.	Issuance. Subject to the articles, any unanimous shareholder agreement and to section 28 of the Act, shares in the Corporation may be issued at the times and to the persons and for the consideration that the directors determine; provided that a share shall not be issued until the consideration for the share is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Corporation would have received if the share had been issued for money.

56.	Security Certificates. A security holder is entitled at his option to a security certificate that complies with the Act or a non-transferable written acknowledgment of his right to obtain a security certificate from the Corporation in respect of the securities of the Corporation held by him. Security certificates shall (subject to compliance with section 49 of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed manually, or the signature shall be printed or otherwise mechanically reproduced on the certificate, by at least one director or officer of the Corporation or by or on behalf of the registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture, and any additional signatures required on a security certificate may be printed or otherwise mechanically reproduced thereon. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if he were a director or an officer at the date of its issue.

57.	Transfer Agent. The directors may from time to time by resolution appoint or remove an agent to maintain a central securities register and a branch securities register.

58.	Dealings with Registered Holder. Subject to the Act, the Corporation may treat the registered owner of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividends or other payments in respect of the security, and otherwise to exercise all the rights and powers of an owner of the security.

59.	Surrender of Security Certificates. Subject to the Act, no transfer of a security issued by the Corporation shall be registered unless or until the security certificate representing the security to be transferred has been presented for registration or, if no security certificate has been issued by the Corporation in respect of such security, unless or until a duly executed transfer in respect thereof has been presented for registration.

60.	Defaced, Destroyed, Stolen or Lost Security Certificates. In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the Corporation (if any), on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced, destroyed, stolen or lost. Upon the giving to the Corporation (or if there be an agent, hereinafter in this paragraph referred to as the “Corporation’s agent”, then to the Corporation and Corporation’s agent) of a bond of a surety company (or other security approved by the directors) in such form as is approved by the directors or by the Chairman of the Board (if any), the Chief Executive Officer, President, a Vice-President, the Secretary or the Treasurer or Chief Financial Officer of the Corporation, indemnifying the Corporation (and the Corporation’s agent if any) against all loss, damage or expense, which the Corporation and/or the Corporation’s agent may suffer or be liable for by reason of the issuance of a new security certificate to such shareholder, and provided the Corporation or the Corporation’s agent does not have notice that the security has been acquired by a bona fide purchaser and before a purchaser described in section 68 of the Act has received a new, reissued or re-registered security, a new security certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by any one of the Chairman of the Board (if any), the Chief Executive Officer, President, a Vice-President, the Secretary, Treasurer or Chief Financial Officer of the Corporation or by resolution of the directors.

61.	Enforcement of Lien for Indebtedness. Subject to subsection (8) of section 49 of the Act, if the articles of the Corporation provide that the Corporation has a lien on the shares registered in the name of a shareholder or the shareholder’s legal representative for a debt of that shareholder to the Corporation, the directors of the Corporation may sell any such shares in such manner as they think fit until the debt has been paid in full. No sale shall be made until such time as the debt ought to be paid and until a demand and notice in writing stating the amount due and demanding payment and giving notice of intention to sell in default shall have been served on the holder or his legal representative of the shares subject to the lien and default shall have been made in payment of such debt for seven days after service of such notice. Upon any such sale, the proceeds shall be applied, firstly, in payment of all costs of such sale, and, secondly, in satisfaction of the debt of the shareholders of the Corporation and the residue (if any) shall be paid to the shareholder or as he shall direct. Upon any such sale, the directors may enter or cause to be entered the purchaser’s name in the securities register of the Corporation as holder of the shares, and the purchaser shall not be bound to see to the regularity or validity of, or be affected by, any irregularity or invalidity in the proceedings, or be bound to see to the application of the purchase money, and after his name or the name of his legal representative has been entered in the securities register, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the same shall be in damages only and against the Corporation exclusively.
DIVIDENDS
62.	The directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the Corporation’s articles.
          The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

(a)	the Corporation is, or would be after the payment be, unable to pay its liabilities as they become due; or

(b)	the realizable value of the Corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.
          The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to section 42 of the Act, the Corporation may pay a dividend in money or property.
63.	In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments in respect of such securities.
VOTING SECURITIES IN OTHER BODIES CORPORATE
64.	All securities of any other body corporate carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and arrange for the issuance of voting certificates or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.
NOTICES, ETC.
65.	Service. Any notice or document required by the Act, the articles, the by-laws or otherwise to be sent to any shareholder or director of the Corporation may be delivered personally to or sent by pre-paid mail addressed to:
(a)	the shareholder at his latest address as shown in the records of the Corporation or its transfer agent; and

(b)	the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113 of the Act.
With respect to every notice or document sent by mail it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into a post office or into a post office letter box. With respect to every notice or document sent by mail or delivered personally, such notice shall be deemed to have been sent on the day of mailing or personal delivery.
Notwithstanding the foregoing, provided that the addressee has consented in writing and has designated an information system for the receipt of electronic documents as contemplated by the Act, the Corporation may satisfy the requirements to send any notice or document referred to above by creating an electronic document and providing such electronic document to the applicable specified information system or otherwise posting or making such document available on a generally accessible electronic source, such as a web site, and providing written notice of the availability and location of that electronic document, unless otherwise prescribed by the Act. Any such electronic document shall be deemed to have been sent and received by the addressee when it enters the information system of the addressee or, if posted or otherwise made available through a generally accessible electronic source, when the addressee receives written notice of the availability and location of that electronic document.
66.	Failure to Locate Shareholders. If the Corporation sends a notice or document to a shareholder and the notice or document is returned on two consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until the shareholder informs the Corporation in writing of the shareholder’s new address.

67.	Shares Registered in More than one Name. All notices or documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be sent to whichever of such persons is named first in the records of the Corporation and any notice or document so sent shall be sufficient notice of delivery of such document to all the holders of such shares.

68.	Persons Becoming Entitled by Operation of Law. Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or document in respect of such shares which prior to his name and address being entered on the records of the Corporation in respect of such shares shall have been duly sent to the person or persons from whom he derives his title to such shares.

69.	Deceased Shareholder. Any notice or document sent to any shareholder in accordance with paragraph 66 shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his decease, be deemed to have been duly sent in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and shall be deemed to have been duly sent to his heirs, executors, administrators and legal representatives and all persons (if any) interested with him in such shares.

70.	Signatures to Notices. The signature of any director or officer of the Corporation to any notice may be written, stamped, typewritten, printed or electronically applied or partly written, stamped, typewritten or printed or electronically applied.

71.	Computation of Time. Where a given number of days’ notice or notice extending over any period is required to be given under any provisions of the articles or by-laws of the Corporation, the day the notice is sent shall, unless it is otherwise provided, be counted in such number of days or other period.

72.	Proof of Service. A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the sending of any notice or document to any shareholder, director, officer or auditor or publication of any notice or document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.
CHEQUES, DRAFTS, NOTES, ETC.
73.	All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the directors may from time to time designate by resolution.
CUSTODY OF SECURITIES
74.	All securities (including warrants) owned by the Corporation may be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.
          All securities (including warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.
EXECUTION OF CONTRACTS, ETC.
75.	Contracts, documents or instruments requiring the signature of the Corporation may be signed by the Chief Executive Officer alone and all contracts, documents or instruments so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments generally or to sign specific contracts, documents or instruments.
          The corporate seal of the Corporation may, when required, be affixed by the Chief Executive Officer to contracts, documents or instruments signed by him as aforesaid or by an officer or officers, person or person appointed as aforesaid by resolution of the board of directors.
          The term “contracts, documents or instruments” as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.
          In particular, without limiting the generality of the foregoing, the President alone is authorized to sell, assign, transfer, exchange, convert or convey all securities owned by or registered in the name of the Corporation and to sign and execute (under the seal of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such securities.
          The signature or signatures of any officer or director of the Corporation and/or of any other officer or officers, person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon all contracts, documents or instruments or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments or securities of the Corporation.
FISCAL PERIOD
76.	The fiscal period of the Corporation shall terminate on such day in each year as the board of directors may from time to time by resolution determine.

ENACTED the ___ day of , 2006.

GENOIL INC.
BY-LAW NO. 3
          A by-law respecting the borrowing of money, the giving of guarantees and the giving of security by GENOIL INC. (hereinafter called the “Corporation”).
          IT IS HEREBY ENACTED as a by-law of the Corporation as follows:
          The directors of the Corporation may from time to time:
(a)	borrow money on the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations of the Corporation, including without limitation, bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c)	give a guarantee on behalf of the Corporation to secure performance of an obligation of any individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

(d)	mortgage, hypothecate, pledge or otherwise create an interest in or charge on all or any property of the Corporation, owned or subsequently acquired, to secure payment of a debt or performance of any other obligation of the Corporation;

(e)	delegate to one or more directors, a committee of directors or one or more officers of the Corporation as may be designated by the directors, all or any of the powers conferred by the foregoing clauses of this by-law to such extent and in such manner as the directors shall determine at the time of each such delegation.
          In the event any provision of any other by-law of the Corporation now in force is inconsistent with or in conflict with any provision of this by-law, the provisions of this by-law shall prevail to the extent necessary to remove the inconsistency or conflict.
          This by-law shall remain in force and be binding upon the Corporation as regards any party acting on the faith thereof until a copy, certified by the Secretary of the Corporation, of a by-law repealing or replacing this by-law shall have been received by such party and duly acknowledged in writing.
          ENACTED the ___ day of                     , 2006.

GENOIL INC.
FORM OF PROXY FOR THE MAY 31, 2006 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
The undersigned Shareholder of GENOIL INC. (the “Corporation”) hereby appoints David K. Lifschultz, Chairman and Chief Executive Officer of the Corporation, or, failing him, Adam Hedayat, Director of the Corporation, or instead of either
of them,                                                             as proxy (“Proxy”) of the undersigned with full power of substitution, to attend, act and vote for the undersigned, at the proxy’s discretion, except as specified below, at the Annual and Special Meeting of Shareholders of the Corporation to be held on May 31, 2006 (the “Meeting”), at any adjournments thereof, and at every poll arising therefrom:
1.	VOTE FOR ___ or WITHHOLD FROM VOTING FOR ___ the election of Directors as specified in the Information Circular accompanying the Notice of the Meeting;

2.	VOTE FOR ___ or WITHHOLD FROM VOTING FOR ___ the appointment of BDO Dunwoody LLP as auditors of the Corporation for the ensuing year and to authorize the Directors to fix their remuneration as such;

3.
VOTE FOR ___ or AGAINST ___ the amendments to the Corporation’s articles to authorize the creation of a class of preferred shares to be designated as “Class A Preferred Shares” as set out in the Information Circular accompanying the Notice of the Meeting;

4.
VOTE FOR ___ or AGAINST ___ the amendments to the Corporation’s articles to authorize the appointment of additional directors between shareholders meetings as set out in the Information Circular accompanying the Notice of the Meeting;

5.	VOTE FOR ___ or AGAINST ___ the adoption of new By-Laws of the Corporation as set out in the Information Circular accompanying the Notice of the Meeting;

6.	VOTE FOR ___ or AGAINST ___ the amendments to the Stock Option Plan of the Corporation as set out in the Information Circular accompanying the Notice of the Meeting; and

7.	To vote at the discretion of the said Proxy upon any amendments to or variations of the above matters or any other matters properly brought before the Meeting or adjournments thereof.
This Proxy is solicited by management of the Corporation and management’s proxy will vote the shares represented by this proxy as directed above, and if not directed, will vote in favour of each of the matters referred to above. A shareholder has the right to appoint a proxy other than management’s nominees to attend and act for him at the meeting. To exercise this right, cross out the names of management’s nominees and legibly print the name of your appointee, who need not be a shareholder, in the space provided above.

The undersigned hereby revokes any proxy previously given to vote at the Meeting.

DATED this ___ day of , 2006

(Signature of shareholder)

(Name of shareholder, please print)

NOTE: Joint owners should each sign; executors, trustees, administrators, etc. should include their full title; and, for corporations, the proxy must be under seal, or signed by an officer or attorney duly authorized in writing and accompanied by a copy of such authorization.

A proxy will not be valid unless properly completed and deposited at the offices of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Fax: 1-866-249-7775, or the registered office of the Corporation, at 4500 855 2nd Street S.W., Calgary, Alberta, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting.

If the shareholder returns this proxy to Computershare Trust Company of Canada or the registered office of the Corporation and does not date this form of proxy, the proxy is deemed to bear the date on which it is mailed by the shareholder.